LOAD GUARD LOGISTICS, INC.

(The “Company”)

SUBSCRIPTION AGREEMENT

SHAREHOLDER NAME:    ___________________________________

            I hereby agree to become a shareholder of Load Guard Logistics, Inc., a Nevada corporation (the “Company”), and to purchase the number of Shares of the Company (the “Shares”), as set forth above my signature hereto at a purchase price of $0.04  per Share.

            Simultaneously with the execution and delivery hereof, I am transmitting a certified or bank check, money order, personal check or bank wire to the order of Load Guard Logistics, Inc., representing the payment for my agreed subscription.  It is understood that this Subscription Agreement is not binding on the Company unless and until it is accepted by it, as evidenced by the execution indicated below.  I further understand that in the event this Subscription Agreement is not accepted as herein above set forth, then the funds transmitted herewith shall be returned and thereupon this Subscription Agreement shall be null and void.

            This Subscription Agreement shall be construed in accordance with and governed by the internal laws of the State of Nevada.

            I make the following representations and warranties:

1.      I am a resident of the State/Country of _________________________________.

                                                                                          (Print name of state/country)

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2.      I UNDERSTAND THAT THE OPERATIONS IN WHICH THE COMPANY WILL BE INVOLVED ENTAIL MATERIAL AMOUNTS OF RISK AND THAT THERE IS NO ASSURANCE THAT SUCH OPERATIONS WILL BE SUCCESSFUL.

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3.   I have sufficient assets to easily pay my subscription to the Company, and my subscription to the Company is not unreasonably large when compared with my total financial capability.                                                                                                                                                                                                                                       _________

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  I have been provided with all materials and information requested by either me, my counsel, or others representing me, including any information requested to verify information furnished, and there has been direct communication between you and your representatives on the one hand, and me and my representatives and advisor(s) (if any) on the other in connection with the information supplied to me and otherwise requested and the terms of the transaction described therein.  There has been made available to both myself and my advisors the opportunity to ask questions of, and receive answers from the Company and its directors, officers, employees and representatives concerning the terms and conditions of this offering and to obtain any additional information desired necessary to verify the accuracy of the information provided.

LOAD GUARD LOGISTICS, INC. SUBSCRIPTION AGREEMENT -

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5.   I am purchasing these Shares for my own account and for investment purposes only, and have no present intention, agreement or arrangement of the distribution, transfer, assignment, resale or subdivision thereof.  I understand that, due to the restrictions on transfer set forth in the legend that will be placed on the Share certificates that these Shares must be held for a length of time which can not be determined as of the date this agreement is signed, but could be more than one (1) year.  In addition, the time that I must hold the Shares before sale could be increased or decreased by the Securities and Exchange Commission or State Securities Division.                                                                                                                                                                                                                                      ________

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6.   I do not intend to divide my Shares with others or to resell or otherwise dispose of all or any part of my Shares unless and until I determine, at some future date, that changed circumstances, not in contemplation at the time of this purchase, makes such disposition advisable.                                                                                                                                                                                                                                                             ________

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7.   I AM FULLY AWARE THAT THE SHARES SUBSCRIBED FOR HEREUNDER HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN OFFERED PURSUANT TO THE EXEMPTION FROM REGISTRATION CONTAINED IN SECTION 4(2) OF SAID ACT AND/OR REGULATION D PROMULGATED THEREUNDER ON THE GROUND THAT NO PUBLIC OFFERING IS INVOLVED, WHICH RELIANCE IS BASED IN PART UPON MY REPRESENTATIONS SET FORTH HEREIN.  I FURTHER UNDERSTAND AND AGREE THAT THE SHARES SUBSCRIBED FOR HEREUNDER MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED TO ANY PERSONS IN THE ABSENCE OF REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

LOAD GUARD LOGISTICS, INC. SUBSCRIPTION AGREEMENT -

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8.   I hereby subscribe for _______________________ Shares at a price of $0.04 per share ($0.001 per Share par value) and herewith submit a check in the amount of $____________ for my subscription, for Load Guard Logistics, Inc.

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            IN WITNESS WHEREOF, I (we) have executed this Subscription Agreement this _____ day of ____________________, 2012.

______________________________________    ______________________________________

Name (Please Print)                                                    Signature

______________________________________

Social Security or Employer

Identification Number

(Note: Subscribers must  supply their principal residence  address.  Subscriptions cannot be accepted if this is not filled in.)

Principal Residence Address of Purchaser             Mailing Address (if different from principal      residence)

______________________________________   ______________________________________

Street Address                                                                        Mailing Address

______________________________________   ______________________________________

City & State                            Zip Code                     City & State                Zip Code

            This Subscription for _________ Shares is hereby accepted this ____ day of _____________, 2012.

LOAD GUARD LOGISTICS, INC. SUBSCRIPTION AGREEMENT -

LOAD GUARD LOGISTICS, INC.

By:  _________________________________

Its:  _________________________________